May 1, 2007

Via EDGAR and Fax

Michael Clampitt

Senior Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F. Street, N.E.

Washington, DC  20549

Re:	Banuestra Financial Corporation
Registration Statement on Form SB-2
Filed July 20, 2006, as amended
File No. 333-135900

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Banuestra Financial Corporation hereby requests the SEC’s consent to withdraw the above-referenced registration statement.  Due to market conditions and other factors, Banuestra Financial Corporation has determined not to offer its shares to the public at this time.

We believe that withdrawal of the registration statement is consistent with the public interest and the protection of investors, especially considering that no securities were sold in the offering.  Accordingly, Banuestra Financial Corporation respectfully requests that the SEC grant its request to withdraw the registration statement.  Banuestra Financial Corporation may undertake a subsequent private offering in reliance on Rule 155(c).

If you have questions or comments about the foregoing, please call the undersigned at (770) 640-0695 or Rusty Pickering of Nelson Mullins Riley & Scarborough LLP at (404) 817-6117.

Very truly yours,

/s/ Drew W. Edwards
Drew W. Edwards
Chief Executive Officer

cc:	Rusty Pickering, Esq.
Charles D. Vaughn, Esq.
G. Scot Kees, Esq.